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Exhibit 99.2

77 King St. W., Suite 4010 P.O. Box 159, Toronto, Ontario Canada M5K 1H1

GRANITE ANNOUNCES 2017 SECOND QUARTER RESULTS

August 2, 2017, Toronto, Ontario, Canada — Granite Real Estate Investment Trust and Granite REIT Inc. (TSX: GRT.UN; NYSE: GRP.U) ("Granite" or the "Trust") today announced their combined results for the three and six month periods ended June 30, 2017.

HIGHLIGHTS

Highlights for the three month period ended June 30, 2017, including events subsequent to the quarter, are set out below:

  •
  Granite's rental revenue and tenant recoveries were $55.0 million in the second quarter of 2017 compared to $56.4 million in the prior year period;

  •
  Granite incurred expenses of $5.9 million in connection with the proxy contest leading up to the Trust's June 2017 annual general meeting. Included in the proxy contest expenses are legal, advisory and proxy solicitation costs incurred directly by Granite and a $2.0 million reimbursement of out-of-pocket fees and expenses incurred by Front Four Capital Group and Sandpiper Group regarding matters relating to the annual general meeting. Sandpiper Group received $0.7 million of the reimbursement. An individual affiliated with Sandpiper Group is a related party of Granite by virtue of becoming a director of Granite REIT Inc. ("Granite GP") and a trustee of Granite Real Estate Investment Trust ("Granite REIT");

  •
  Granite generated funds from operations ("FFO")(1) of $31.6 million ($0.67 per unit) and adjusted funds from operations ("AFFO")(2) of $32.5 million ($0.69 per unit) in the second quarter of 2017. Excluding the proxy contest expenses of $5.9 million, FFO would have been $37.5 million ($0.79 per unit) with a corresponding payout ratio(3) of 82%, compared to $39.9 million ($0.85 per unit) and a corresponding payout ratio of 72% in the second quarter of 2016, and AFFO would have been $38.4 million ($0.81 per unit) with a corresponding payout ratio(3) of 80% compared to $38.1 million ($0.81 per unit) and a corresponding payout ratio of 75% in the second quarter of 2016;

  •
  Granite maintained a leverage ratio(4) of 25% with available liquidity in the form of cash, cash equivalents and an available unsecured credit line of approximately $446 million; and

  •
  The board of directors of Granite GP and the board of trustees of Granite REIT agreed to a further reduction in board fees that are expected to result in savings of approximately 20% annually.

Granite's results for the three and six month periods ended June 30, 2017 and 2016 are summarized below (all figures are in Canadian dollars):

	Three Months Ended June 30,		Six Months Ended June 30,
(in millions, except per unit amounts)	2017	2016	2017	2016
Rental revenue and tenant recoveries	$55.0	$56.4	$110.1	$112.8

Net income	$42.8	$57.5	$73.1	$100.9

Funds from operations ("FFO")(1)	$31.6	$39.9	$71.2	$81.3

Adjusted funds from operations ("AFFO")(2)	$32.5	$38.1	$72.8	$79.8

Basic and Diluted FFO per stapled unit(1)	$0.67	$0.85	$1.51	$1.73

Basic and Diluted AFFO per stapled unit(2)	$0.69	$0.81	$1.54	$1.70

Fair value of investment properties(5)			$2,758.0	$2,511.3

Cash and cash equivalents(5)			$196.5	$158.5

Readers are cautioned that certain terms used in this press release such as FFO, AFFO, leverage ratio, FFO payout ratio, AFFO payout ratio and any related per unit amounts used by management to measure, compare and explain the operating results and financial performance of the Trust do not have standardized meanings prescribed under International Financial Reporting Standards ("IFRS") and, therefore, should not be construed as alternatives to net income, cash flow from operating activities or any other measure calculated in accordance with IFRS. Additionally, because these terms do not have a standardized meaning prescribed by IFRS they may not be comparable to similarly titled measures presented by other publicly traded entities.

(1)
FFO is a measure that is widely used by the real estate industry in evaluating the operating performance of real estate entities. Granite calculates FFO as net income attributable to stapled unitholders excluding fair value gains (losses) on investment properties and financial instruments, gains (losses) on sale of investment properties including the associated current income tax, acquisition transaction costs, deferred income taxes and certain other items, net of non-controlling interests in such items. The Trust's determination of FFO follows the definition prescribed by the Real Estate Property Association of Canada ("REALPAC") White Paper on Funds From Operations & Adjusted Funds From Operations for IFRS dated February 2017 and as subsequently amended ("White Paper"). Granite considers FFO to be a meaningful supplemental measure that can be used to determine the Trust's ability to service debt, fund capital expenditures and provide distributions to stapled unitholders. FFO is reconciled to net income, which is the most directly comparable IFRS measure (see "Reconciliation of Net Income Attributable to Stapled Unitholders to FFO and AFFO"). FFO should not be construed as an alternative to net income or cash flow generated from operating activities determined in accordance with IFRS and is not reconciled to cash flow from operating activities, as the calculation of FFO does not consider changes in working capital items or adjust for certain other non-cash items that are included in the determination of cash flow from operating activities in accordance with IFRS.

(2)
AFFO is a measure that is widely used by the real estate industry in evaluating the recurring economic earnings performance of real estate entities after considering certain costs associated with sustaining such earnings. Granite calculates AFFO as net income attributable to stapled unitholders including all adjustments used to calculate FFO and is further adjusted for maintenance capital expenditures that are required to sustain Granite's productive capacity, leasing costs such as leasing commissions and tenant allowances paid, tenant improvements and straight-line rent and tenant incentive amortization, net of non-controlling interests in such items. The Trust's determination of AFFO follows the definition prescribed by REALPAC's White Paper. Granite considers AFFO to be a meaningful supplemental measure that can be used to determine the Trust's ability to service debt, fund expansion capital expenditures, fund property development and provide distributions to stapled unitholders after considering costs associated with sustaining operating earnings. AFFO is also reconciled to net income, which is the most directly comparable IFRS measure (see "Reconciliation of Net Income Attributable to Stapled Unitholders to FFO and AFFO"). AFFO should not be construed as an alternative to net income or cash flow generated from operating activities determined in accordance with IFRS and is not reconciled to cash flow from operating activities, as the calculation of AFFO does not consider changes in working capital items or adjust for certain other non-cash items that are included in the determination of cash flow from operating activities in accordance with IFRS.

(3)
The FFO payout ratio is calculated as distributions declared to unitholders divided by FFO in a period. The payout ratio disclosed above includes a further adjustment to exclude from FFO the proxy contest expenses incurred in the three and six month periods ended June 30, 2017. The AFFO payout ratio is calculated as distributions declared to unitholders divided by AFFO in a period. The payout ratio disclosed above includes a further adjustment to exclude from AFFO the proxy contest expenses incurred in the three and six month periods ended June 30, 2017. The FFO payout ratio and AFFO payout ratio are supplemental measures widely used by analysts and investors in evaluating the sustainability of the Trust's distributions to stapled unitholders.

(4)
The leverage ratio is calculated as the carrying value of total debt divided by the fair value of investment properties. The leverage ratio is a supplemental measure used in evaluating the Trust's degree of financial leverage, borrowing capacity and the relative strength of its balance sheet.

(5)
At period end.

GRANITE'S COMBINED FINANCIAL RESULTS

For the three month period ended June 30, 2017, rental revenue and tenant recoveries decreased by $1.4 million to $55.0 million from $56.4 million in the second quarter of 2016. The decrease was primarily due to the renewal or extension of leases in Canada and the United States at rental rates which were lower than the expiring lease rates, as well as the vacancy at a property in the United States throughout the second quarter of 2017. These decreases were partially offset by the revenue associated with the purchase of building expansions in the United States in January 2017 together with the positive effect of favourable average foreign exchange rates during the quarter.

For the six month period ended June 30, 2017, rental revenue and tenant recoveries decreased by $2.7 million to $110.1 million from $112.8 million in the prior year period. The decrease was related to the renewal and extension of leases, a vacancy at a property in the United States, the disposal of income-producing properties in the United States and Germany in the prior year and the negative impact of average foreign exchange rates during the six month period. These decreases were partially offset by the revenue associated with building expansions noted above as well as contractual rent increases largely related to Consumer Price Index based increases.

Granite's net income in the second quarter of 2017 was $42.8 million compared to $57.5 million for the second quarter of 2016. Net income for the six month period ended June 30, 2017 was $73.1 million compared to $100.9 million in the prior year period. Net income decreased by $14.7 million and $27.8 million in the three and six month periods ended June 30, 2017, respectively, primarily from the proxy contest expenses incurred leading up to the June 2017 annual general meeting and the after tax impact of the decrease in net fair value gains on investment properties.

FFO for the second quarter of 2017 was $31.6 million compared to $39.9 million in the prior year period. The $8.3 million decrease in FFO was primarily due to the proxy contest expenses incurred and the reduction in rental revenue and tenant recoveries.

FFO for the six month period ended June 30, 2017 was $71.2 million compared to $81.3 million in the prior year period. The $10.1 million decrease was primarily related to the proxy contest expenses, the reduction in revenue and an increase in current tax expense.

AFFO for the second quarter of 2017 was $32.5 million compared to $38.1 million in the prior year period. The net $5.6 million decrease in AFFO was due to the $8.3 million decrease in FFO, partially offset by the reductions in leasing commissions paid and straight-line rent amortization, both of which primarily related to the lease-up of two developed properties in the United States in the prior year period.

AFFO for the six month period ended June 30, 2017 was $72.8 million compared to $79.8 million in the prior year period. The net $7.0 million decrease was due to the $10.1 million decrease in FFO, partially offset by the reductions in leasing commissions paid and straight-line rent amortization, as noted above.

A more detailed discussion of Granite's combined financial results for the three and six month periods ended June 30, 2017 and 2016 is contained in Granite's Management's Discussion and Analysis of Results of Operations and Financial Position and the unaudited condensed combined financial statements for those periods and the notes thereto, which are available through the internet on Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval ("SEDAR") and can be accessed at www.sedar.com and on the United States Securities and Exchange Commission's (the "SEC") Electronic Data Gathering, Analysis and Retrieval System ("EDGAR") which can be accessed at www.sec.gov.

RECONCILIATION OF NET INCOME ATTRIBUTABLE TO STAPLED UNITHOLDERS TO FFO AND AFFO

		Three Months Ended June 30,		Six Months Ended June 30,
(in millions, except per unit amounts)		2017	2016	2017	2016
Net income attributable to stapled unitholders		$42.9	$57.2	$73.1	$99.6
Add (deduct):
Fair value gains on investment properties, net		(17.2)	(26.0)	(9.9)	(34.7)
Fair value losses (gains) on financial instruments		0.7	0.7	1.4	(0.2)
Loss on sale of investment properties		—	1.0	—	1.4
Current income tax expense associated with the sale of investment properties		—	1.7	—	0.7
Deferred income tax expense		5.2	5.3	6.6	13.4
Non-controlling interests relating to the above		—	—	—	1.1

FFO	[A]	$31.6	$39.9	$71.2	$81.3
Add (deduct):
Maintenance or improvement capital expenditures		(0.3)	(0.4)	(0.8)	(0.8)
Leasing commissions paid		—	(1.5)	(0.1)	(2.1)
Tenant incentives paid		(0.3)	(0.2)	(0.5)	(0.4)
Tenant incentive amortization		1.4	1.2	2.7	2.5
Straight-line rent amortization		0.1	(1.1)	0.3	(1.0)
Non-controlling interests relating to the above		—	0.2	—	0.3

AFFO	[B]	$32.5	$38.1	$72.8	$79.8
Basic and Diluted FFO per stapled unit	[A]/[C] and [A]/[D]	$0.67	$0.85	$1.51	$1.73

Basic and Diluted AFFO per stapled unit	[B]/[C] and [B]/[D]	$0.69	$0.81	$1.54	$1.70

Basic number of stapled units outstanding	[C]	47.1	47.1	47.1	47.0

Diluted number of stapled units outstanding	[D]	47.2	47.1	47.2	47.1

CONFERENCE CALL

Granite will hold a conference call on Thursday, August 3, 2017 at 8:30 a.m. Eastern time. The number to use for this call is 1-800-406-5162. Overseas callers should use +1-416-981-9070. Please call in at least 10 minutes prior to start time. The conference call will be chaired by Michael Forsayeth, Chief Executive Officer. For anyone unable to listen to the scheduled call, the rebroadcast numbers will be: North America — 1-800-558-5253 and overseas — +1-416-626-4100 (enter reservation number 21855338) and the rebroadcast will be available until Monday August 14, 2017.

ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the ownership and management of predominantly industrial, warehouse and logistics properties in North America and Europe. Granite owns approximately 30 million square feet in over 90 rental income properties. Our tenant base includes Magna International Inc. and its operating subsidiaries as our largest tenants, in addition to tenants from other industries.

For further information, please contact Michael Forsayeth, Chief Executive Officer, at 647-925-7600 or Ilias Konstantopoulos, Chief Financial Officer, at 647-925-7540.

OTHER INFORMATION

Additional property statistics as at June 30, 2017 have been posted to our website at http://www.granitereit.com/propertystatistics/view-property-statistics. Copies of financial data and other publicly filed documents are available through the internet on SEDAR which can be accessed at www.sedar.com and on EDGAR which can be accessed at www.sec.gov.

FORWARD-LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding Granite's future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance, expectations, or foresight or the assumptions underlying any of the foregoing. Words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate", "seek" and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. In particular, there can be no assurance that the intended developments in Granite's relationships with its tenants, the expansion and diversification of Granite's real estate portfolio, the expected cost of development and re-development projects and the expected sources of funding and increases in leverage can be achieved in a timely manner, with the expected impact or at all. Forward-looking statements and forward-looking information are based on information available at the time and/or management's good faith assumptions and analyses made in light of Granite's perception of historical trends, current conditions and expected future developments, as well as other factors Granite believes are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite's control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risk of changes to tax or other laws and treaties that may adversely affect Granite Real Estate Investment Trust's mutual fund trust status under the Income Tax Act (Canada) or the effective tax rate in other jurisdictions in which Granite operates; economic, market and competitive conditions and other risks that may adversely affect Granite's ability to achieve desired developments in its relationships with its tenants, expand and diversify its real estate portfolio and increase its leverage; and the risks set forth in the "Risk Factors" section in Granite's Annual Information Form for 2016 dated March 1, 2017, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to the Trust's Annual Report on Form 40-F for the year ended December 31, 2016 filed with the SEC and available online on EDGAR at www.sec.gov, all of which investors are strongly advised to review. The "Risk Factors" section also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this press release to reflect subsequent information, events or circumstances or otherwise.

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HIGHLIGHTS
GRANITE'S COMBINED FINANCIAL RESULTS
RECONCILIATION OF NET INCOME ATTRIBUTABLE TO STAPLED UNITHOLDERS TO FFO AND AFFO
CONFERENCE CALL
ABOUT GRANITE
OTHER INFORMATION
FORWARD-LOOKING STATEMENTS